Exhibit 99.2

April 30, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Equity One, Inc. for the First Quarter 2015

Below please find an announcement from Equity One, Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 42.3% ownership), whose shares are publicly-traded on the New York Stock Exchange, regarding its first quarter 2015 financial results, as published on April 29, 2015 in the United States.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Equity One, Inc. 410 Park Avenue, Suite 1220 New York, NY 10022 212-796-1760	For additional information: Matthew Ostrower, EVP and Chief Financial Officer

FOR IMMEDIATE RELEASE:

Equity One Reports First Quarter 2015 Operating Results

New York, NY, April 29, 2015 – Equity One, Inc. (NYSE:EQY), an owner, developer, and operator of shopping centers, announced today its financial results for the three months ended March 31, 2015.

“We are extremely pleased with the strong fundamentals generated this quarter by our repositioned portfolio, including robust same- property NOI growth, higher occupancy, average base rent for the portfolio now at $18.70 per square foot, and ongoing redevelopment progress,” said David Lukes, CEO. “We continue to advance our redevelopment pipeline and have established plans, subject to municipal approvals, for an expansion of Serramonte Center including the addition of new space for multiple national retailers.”

Highlights of the quarter and recent activity include:

•	Generated Recurring Funds From Operations and Funds From Operations (FFO) of $0.32 per diluted share for the quarter

•	Same-property net operating income (NOI) including redevelopments increased by 4.7% as compared to the first quarter of 2014, and increased 3.0% excluding redevelopments

•	Consolidated shopping center occupancy increased to 95.2%, up 20 basis points as compared to December 31, 2014, and up 130 basis points as compared to March 31, 2014

•	Same-property occupancy increased to 95.2%, up 10 basis points as compared to December 31, 2014, and up 70 basis points to 95.2% as compared to March 31, 2014

•	Executed 109 new leases, renewals, and options during the quarter totaling 842,718 square feet at an average rent spread of 6.7% on a same-space cash basis

•	Consolidated shopping center portfolio average base rent, including developments and redevelopments, was $18.70 per square foot as of March 31, 2015. Excluding developments and redevelopments, consolidated shopping center portfolio average base rent was $18.22 per square foot

•	Sold one non-core asset for $4.8 million during the first quarter of 2015

•	Completed a common stock offering and concurrent private placement of 4.5 million shares of common stock generating net proceeds before expenses of $121.3 million

•	Redeemed the company’s $107.5 million 5.375% unsecured senior notes due October 2015

•	Prepaid without penalty a $19.6 million fixed rate secured mortgage loan

•	Standard & Poor’s Ratings Services raised its ratings on the company to ‘BBB’ with a stable outlook

•	Reaffirmed 2015 Recurring FFO guidance of $1.28 to $1.31 per diluted share

Financial Highlights

Recurring FFO was $44.2 million, or $0.32 per diluted share, for the first quarter of 2015, as compared to $45.4 million, or $0.35 per diluted share, for the first quarter of 2014, representing a 9% decrease on a per share basis. In the first quarter of 2015, the company generated FFO of $43.3 million, or $0.32 per diluted share, as compared to $44.7 million, or $0.35 per diluted share for the first quarter of 2014, representing a 9% decrease on a per share basis.

Both Recurring FFO and FFO for the three months ended March 31, 2014 included a $4.2 million net termination benefit related to the Loehmann’s lease at 101 7th Avenue and a $1.1 million reversal of bad debt expense associated with the settlement of historical real estate taxes with two tenants, together totaling $0.04 per diluted share. Excluding this impact, Recurring FFO per diluted share and FFO per diluted share would have increased 3% as compared to the first quarter of 2014.

Net income attributable to Equity One was $8.0 million, or $0.06 per diluted share, for the quarter ended March 31, 2015, as compared to $26.3 million, or $0.22 per diluted share, for the first quarter of 2014. Net income attributable to Equity One for the three months ended March 31, 2015 included $11.1 million related to impairments of depreciable real estate, net of tax. Net income attributable to Equity One for the three months ended March 31, 2014 included $5.8 million related to the company’s pro rata share of the gain on the sale of a joint venture property, the recognition of a $2.2 million gain due to the remeasurement of the company’s existing equity investment in Talega Village Center upon the purchase of its joint venture partners’ interests, and a gain on the sale of income producing non-core properties of $3.0 million. A reconciliation of net income attributable to Equity One to FFO and the reconciling components of FFO to Recurring FFO are provided in the tables accompanying this press release.

Operating Highlights

Same-property NOI increased 3.0% for the first quarter of 2015 as compared to the first quarter of 2014, including the results of The Gallery at Westbury Plaza which entered the same-property pool effective the first quarter of 2015. First quarter performance was driven primarily by higher minimum rent from new lease commencements and rent escalations partially offset by higher bad debt expense. Same-property NOI including redevelopments increased 4.7% for the first quarter of 2015 as compared to the first quarter of 2014, benefitting from income growth from lease commencements at Willows Shopping Center, Lake Mary Centre, Kirkman Shoppes and Dick’s Sporting Goods at Serramonte. A reconciliation of same-property NOI to income from continuing operations before tax and discontinued operations is provided in the tables accompanying this press release.

As of March 31, 2015, occupancy for the company’s consolidated shopping center portfolio was 95.2%, up 20 basis points as compared to December 31, 2014, and up 130 basis points as compared to March 31, 2014. On a same-property basis, occupancy increased 10 basis points to 95.2% as compared to December 31, 2014, and increased 70 basis points to 95.2% as compared to March 31, 2014. Same- property occupancy for anchor space increased 30 basis points to 99.7% as of March 31, 2015 as compared to December 31, 2014. Same-property occupancy for shop space decreased 30 basis points to 86.2% as of March 31, 2015 as compared to December 31, 2014, primarily due to the loss of leased space from Radio Shack.

During the first quarter of 2015, the company executed 109 new leases, renewals, and options totaling 842,718 square feet, including

94 same space leases totaling 732,067 square feet. On a same space cash basis, average rents for these leases increased by 6.7%. On a same-space basis, 27 new leases were executed in the first quarter of 2015 comprising 58,068 square feet at an average rental rate of $20.81 per square foot, representing a 5.7% increase from prior cash rents. Additionally, the company renewed 67 leases on a same space basis, totaling 673,999 square feet at an average rental rate of $18.79 per square foot, representing a 6.8% increase from prior cash rents. New lease spreads this quarter were impacted by the leasing of spaces that had been vacant for extended periods of time.

Development and Redevelopment Activities

As of March 31, 2015, the company had approximately $141.6 million of active development and redevelopment projects underway of which $28.8 million remained to be incurred.

The company continued to advance its plans for a multi-phased redevelopment project at Serramonte Shopping Center in Daly City, California. This redevelopment is expected to ultimately add over 200,000 square feet of retail gross leasable area (GLA), including an entertainment wing, new retail buildings, restaurant pads, a 1,000 stall parking deck, and common area improvements of the existing interior mall.

At Broadway Plaza, a development site in the Bronx, New York, four anchors including Sports Authority, TJ Maxx, Aldi, and Party City comprising 82,000 square feet of space are open for business, and a 9,000 square feet Five Below is expected to open for business in the second quarter of 2015. This initial phase of Broadway Plaza is 78% leased. The second phase of the project, consisting of an additional 33,000 square feet, is 59% leased and expected to open in the third quarter of 2015. Leases have been signed with Blink Fitness for 16,000 square feet comprising the entire second level, and with Vitamin Shoppe and Starbucks for 2,100 square feet and 1,400 square feet, respectively, on the first level. The total budgeted cost of the entire project is approximately $73.8 million of which $15.0 million remained to be incurred as of March 31, 2015.

At 101 7th Avenue, the former Loehmann’s space is being prepared for the new Barneys New York flagship store. During the first quarter of 2015, the company delivered the space to Barneys, which has commenced its build-out. Barneys is expected to open for business in the first quarter of 2016. At Alafaya Commons in Orlando, Florida, the new $7.5 million Academy Sports store opened for business during the first quarter of 2015.

The company has four additional properties under active redevelopment at an expected cost of $47.9 million, of which $5.5 million remained to be incurred as of March 31, 2015. These projects include design improvements, expansions and new anchor re-tenanting with retailers such as LA Fitness, Walgreens, Ulta Beauty, UFC Gym, Publix, Academy Sports, The Fresh Market, and Ross. The company is actively working on future redevelopment opportunities that include projects to consolidate shop space, to upgrade the tenant mix of certain centers by replacing underperforming anchor tenants and to expand certain centers by adding new outparcels.

Disposition Activity

During the first quarter of 2015, the company closed on the sale of one non-core asset located in Orlando, Florida totaling approximately 129,000 square feet of GLA for $4.8 million. Additionally, the company has one non-core asset under contract for sale, and recognized a $10.4 million impairment charge related to this property during the first quarter of 2015.

Investing and Financing Activities

On April 28, 2015, Standard & Poor’s Ratings Services raised its corporate credit and senior unsecured debt ratings on the company from ‘BBB-’ to ‘BBB’ with a stable outlook.

In March 2015, the company completed an underwritten public offering and concurrent private placement totaling 4.5 million shares of its common stock, which generated net proceeds before expenses of approximately $121.3 million. In April 2015, the company used a portion of the net proceeds of the offerings to redeem its $107.5 million 5.375% unsecured senior notes due October 2015. In connection with the redemption, the company expects to recognize a loss on early extinguishment of debt of approximately $2.7 million. During the first quarter of 2015, the company prepaid, without penalty, a $19.6 million fixed rate secured mortgage loan due June 2015 with an interest rate of 5.32% per annum.

Balance Sheet Highlights

At March 31, 2015, the company’s total market capitalization (including debt and equity) was $5.0 billion, comprising 140.7 million shares of common stock outstanding (on a fully diluted basis) valued at approximately $3.8 billion and approximately $1.3 billion of debt (excluding any debt premium/discount). The company’s ratio of net debt (net of cash) to total market capitalization was 23.8%. At March 31, 2015, the company had approximately $76.4 million of cash and cash equivalents on hand and no amounts outstanding under its revolving credit facilities.

FFO and Earnings Guidance

The company is reaffirming 2015 Recurring FFO guidance of $1.28 to $1.31 per diluted share. Recurring FFO excludes transaction costs, impairment charges, debt extinguishment gains/losses, gains/losses on disposal of assets, severance costs, costs pertaining to the company’s reorganization, and certain other income or charges. The 2015 guidance is based on the following key assumptions:

•	Increase in same-property NOI of 2.75% to 3.5%

•	Year-end 2015 same-property occupancy reaching 95.5% to 96.0%

•	Core acquisitions of $100 million

•	Joint venture acquisitions of $50 million to $100 million

•	Non-core dispositions of $50 million to $75 million

The following table provides a reconciliation of the range of estimated earnings per diluted share attributable to Equity One to estimated FFO and Recurring FFO per diluted share for the full year 2015:

	For the year ended December 31, 2015 (1)
	Low	High
Estimated earnings attributable to Equity One per diluted share	$0.50	$0.52
Adjustments:
Net adjustment for shares issuable to Liberty International Holdings Limited and rounding	(0.04)	(0.04)
Rental property depreciation and amortization including pro rata share of joint ventures	0.64	0.65
Impairments of depreciable real estate, net of tax	0.08	0.08
Earnings attributed to noncontrolling interest (2)	0.07	0.07

Estimated FFO per diluted share	$1.25	$1.28

Transaction costs, debt extinguishment, and other	0.03	0.03

Estimated Recurring FFO per diluted share	$1.28	$1.31

(1)	Does not include possible gains or losses or the impact on operating results from unplanned future property acquisitions or unplanned dispositions, other possible capital markets activity or possible future impairment or severance charges.
(2)	Includes effect of distributions paid with respect to unissued shares held by a noncontrolling interest which are already included for purposes of calculating earnings attributable to Equity One per diluted share.

ACCOUNTING AND OTHER DISCLOSURES

The company believes FFO (combined with the primary GAAP presentations) is a useful, supplemental measure of its operating performance that is a recognized metric used extensively by the real estate industry and, in particular, REITs. The National Association of Real Estate Investment Trusts (“NAREIT”) stated in its April 2002 White Paper on Funds from Operations, “Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.”

FFO, as defined by NAREIT, is “net income (computed in accordance with GAAP), excluding gains (or losses) from sales of, or impairment charges related to, depreciable operating properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.” NAREIT states further that “adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis.” The company makes certain adjustments to FFO, which it refers to as Recurring FFO, to account for items it does not believe are representative of ongoing operating results, including transaction costs associated with acquisition and disposition activity, impairment of goodwill and land held for development, severance and reorganization costs and gains (or losses) on the extinguishment of debt. The company also believes that Recurring FFO is a useful, supplemental measure of its core operating performance that facilitates comparability of historical financial periods. The company believes that financial analysts, investors and stockholders are better served by the presentation of comparable period operating results generated from its FFO and Recurring FFO measures. The company’s method of calculating FFO and Recurring FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

The company uses NOI, which is a non-GAAP financial measure, internally as a performance measure and believes NOI provides useful information to investors regarding the company’s financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level and when compared across periods, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and disposition activity on an unleveraged basis. In this release, the company has provided NOI information on a same-property basis. Information provided on a same-property basis, unless otherwise noted, includes the results of properties that the company consolidated, owned and operated for the entirety of both periods being compared except for properties for which significant development or redevelopment occurred during either of the periods being compared.

FFO, Recurring FFO and same-property NOI are presented to assist investors in analyzing the company’s operating performance. Neither FFO, Recurring FFO nor same-property NOI (i) represents cash flow from operations as defined by GAAP, (ii) is indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is an alternative to cash flow as a measure of liquidity, or (iv) should be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating the company’s operating performance. The company believes net income attributable to Equity One is the most directly comparable GAAP financial measure to FFO and Recurring FFO while income from continuing operations before tax and discontinued operations is the most directly comparable GAAP financial measure to NOI. Reconciliations of these measures to their respective comparable GAAP measures have been provided in the tables accompanying this press release.

CONFERENCE CALL/WEB CAST INFORMATION

Equity One will host a conference call on Thursday, April 30, 2015 at 9:00 a.m. Eastern Time to review its 2015 first quarter earnings and operating results. Stockholders, analysts and other interested parties can access the earnings call by dialing (888) 317-6003 (U.S.), (866) 284-3684 (Canada) or (412) 317-6061 (international) using pass code 4560583. The call will also be web cast and can be accessed in a listen-only mode on Equity One’s web site at www.equityone.com.

A replay of the conference call will be available on Equity One’s web site for future review. Interested parties may also access the telephone replay by dialing (877) 344-7529 (U.S.), (855) 669-9658 (Canada) or (412) 317-0088 (international) using pass code 10062009 through May 14, 2015.

FOR ADDITIONAL INFORMATION

For a copy of the company’s first quarter supplemental information package, please access the “Investors” section of Equity One’s web site at www.equityone.com. To be included in the company’s e-mail distributions for press releases and other company notices, please send e-mail addresses to Investor Relations at investorrelations@equityone.com.

ABOUT EQUITY ONE, INC.

As of March 31, 2015, our portfolio comprised 121 properties, including 102 retail properties and five non-retail properties totaling approximately 13.6 million square feet of gross leasable area, or GLA, eight development or redevelopment properties with approximately 1.2 million square feet of GLA upon completion, and six land parcels. As of March 31, 2015, our consolidated shopping center occupancy was 95.2% and included national, regional and local tenants. Additionally, the company had joint venture interests in 18 retail properties and two office buildings totaling approximately 3.2 million square feet of GLA.

FORWARD LOOKING STATEMENTS

Certain matters discussed by Equity One in this press release constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “might,” “would,” “expect,” “anticipate,” “estimate,” “could,” “should,” “believe,” “intend,” “project,” “forecast,” “target,” “plan,” or “continue” or the negative of these words or other variations or comparable terminology. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include volatility in the capital markets and changes in borrowing rates; changes in macro-economic conditions and the demand for retail space in the states in which Equity One owns properties; the continuing financial success of Equity One’s current and prospective tenants; the risks that Equity One may not be able to proceed with or obtain necessary approvals for development or redevelopment projects or that it may take more time to complete such projects or incur costs greater than anticipated; the availability of properties for acquisition; the timing, extent and ultimate proceeds realized from asset dispositions; the extent to which continuing supply constraints occur in geographic markets where Equity One owns properties; the success of its efforts to lease up vacant space; changes in key personnel; the effects of natural and other disasters; the ability of Equity One to successfully integrate the operations and systems of acquired companies and properties; changes in Equity One’s credit ratings; and other risks, which are described in Equity One’s filings with the Securities and Exchange Commission.

EQUITY ONE, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2015 and December 31, 2014

(Unaudited)

(In thousands, except share par value amounts)

	March 31, 2015	December 31, 2014
ASSETS
Properties:
Income producing	$3,151,636	$3,128,081
Less: accumulated depreciation	(395,180)	(381,533)

Income producing properties, net	2,756,456	2,746,548
Construction in progress and land	139,351	161,872

Properties, net	2,895,807	2,908,420
Cash and cash equivalents	76,167	27,469
Cash held in escrow and restricted cash	250	250
Accounts and other receivables, net	9,939	11,859
Investments in and advances to unconsolidated joint ventures	88,289	89,218
Goodwill	6,038	6,038
Other assets	223,267	218,971

TOTAL ASSETS	3,299,757	$3,262,225

LIABILITIES AND EQUITY
Liabilities:
Notes payable:
Mortgage notes payable	$290,455	$311,778
Unsecured senior notes payable	731,136	731,136
Term loan	250,000	250,000
Unsecured revolving credit facilities	—	37,000

	1,271,591	1,329,914
Unamortized premium on notes payable, net	2,589	3,127

Total notes payable	1,274,180	1,333,041
Other liabilities:
Accounts payable and accrued expenses	47,125	49,924
Tenant security deposits	8,371	8,684
Deferred tax liability	12,757	12,567
Other liabilities	165,199	167,400

Total liabilities	1,507,632	1,571,616

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value – 10,000 shares authorized but unissued	—	—
Common stock, $0.01 par value – 250,000 shares authorized and 128,947 shares issued and outstanding at March 31, 2015; 150,000 shares authorized and 124,281 shares issued and outstanding at December 31, 2014	1,289	1,243
Additional paid-in capital	1,968,068	1,843,348
Distributions in excess of earnings	(379,657)	(360,172)
Accumulated other comprehensive loss	(3,720)	(999)

Total stockholders’ equity of Equity One, Inc.	1,585,980	1,483,420

Noncontrolling interests	206,145	207,189

Total equity	1,792,125	1,690,609

TOTAL LIABILITIES AND EQUITY	$3,299,757	$3,262,225

EQUITY ONE, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended March 31, 2015 and 2014

(Unaudited)

(In thousands, except per share data)

	Three months ended March 31,
	2015	2014
REVENUE:
Minimum rent	$65,791	$70,127
Expense recoveries	19,979	19,760
Percentage rent	2,154	2,181
Management and leasing services	555	629

Total revenue	88,479	92,697

COSTS AND EXPENSES:
Property operating	12,572	11,254
Real estate taxes	10,607	10,408
Depreciation and amortization	21,016	26,267
General and administrative	8,740	10,914

Total costs and expenses	52,935	58,843

INCOME BEFORE OTHER INCOME AND EXPENSE, TAX AND DISCONTINUED OPERATIONS	35,544	33,854
OTHER INCOME AND EXPENSE:
Investment income	41	171
Equity in income of unconsolidated joint ventures	882	8,261
Other income	—	2,841
Interest expense	(14,259)	(16,900)
Amortization of deferred financing fees	(550)	(599)
Loss on sale of operating properties	(17)	(258)
Gain on extinguishment of debt	138	1,074
Impairment loss	(11,307)	—

INCOME FROM CONTINUING OPERATIONS BEFORE TAX AND DISCONTINUED OPERATIONS	10,472	28,444
Income tax benefit (provision) of taxable REIT subsidiaries	36	(533)

INCOME FROM CONTINUING OPERATIONS	10,508	27,911

DISCONTINUED OPERATIONS:
Operations of income producing properties	—	(232)
Gain on disposal of income producing properties	—	3,296

INCOME FROM DISCONTINUED OPERATIONS	—	3,064

NET INCOME	10,508	30,975

Net income attributable to noncontrolling interests – continuing operations	(2,502)	(4,701)
Net loss attributable to noncontrolling interests – discontinued operations	—	2

NET INCOME ATTRIBUTABLE TO EQUITY ONE, INC.	$8,006	$26,276

EARNINGS PER COMMON SHARE – BASIC:
Continuing operations	$0.06	$0.20
Discontinued operations	—	0.03

	$0.06	$0.22 *

Number of Shares Used in Computing Basic Earnings per Share	124,740	117,675

EARNINGS PER COMMON SHARE – DILUTED:
Continuing operations	$0.06	$0.20
Discontinued operations	—	0.03

	$0.06	$0.22 *

Number of Shares Used in Computing Diluted Earnings per Share	124,989	117,936

CASH DIVIDENDS DECLARED PER COMMON SHARE	$0.22	$0.22

*	Note: EPS does not foot due to the rounding of the individual calculations.

EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Net Income Attributable to Equity One to FFO and to Recurring FFO

The following table reflects the reconciliation of FFO and Recurring FFO to net income attributable to Equity One, Inc. the most directly comparable GAAP measure, for the periods presented.

	Three Months Ended March 31,
	2015	2014
	(In thousands)
Net income attributable to Equity One, Inc.	$8,006	$26,276
Adjustments:
Rental property depreciation and amortization, net of noncontrolling interest (1)	20,699	25,935
Pro-rata share of real estate depreciation and amortization from unconsolidated joint ventures	1,033	1,051
Loss (gain) on disposal of depreciable assets, net of tax (1)	17	(3,008)
Pro-rata share of gain on disposal of depreciable assets from unconsolidated joint ventures, net of noncontrolling interest (2)	—	(8,007)
Impairments of depreciable real estate, net of tax (1)	11,061	—

Funds From Operations	40,816	42,247
Earnings attributed to noncontrolling interest (3)	2,499	2,499

Funds From Operations Available to Diluted Common Shareholders (4)	43,315	44,746
Transaction costs associated with acquisition and disposition activity, net of tax (1)	670	1,440
Reorganization and severance costs (5)	313	—
Gain on debt extinguishment, net of tax (1)	(138)	(742)
Gain on land and outparcel sales, net of noncontrolling interests (1)	—	(30)

Recurring Funds From Operations Available to Diluted Common Shareholders (4)	$44,160	$45,414

(1)	Includes amounts classified as discontinued operations.
(2)	Includes the remeasurement of the fair value of the company’s equity interest in Talega Village Center JV, LLC, the owner of Talega Village Center, of $2.2 million, net of the related noncontrolling interest, for the three months ended March 31, 2014.
(3)	Represents earnings attributed to convertible units held by Liberty International Holdings Limited (“LIH”). Although these convertible units are excluded from the calculation of earnings per diluted share, FFO available to diluted shareholders includes earnings allocated to LIH, as the inclusion of these units is dilutive to FFO per diluted share.
(4)	Includes a $4.2 million net termination benefit related to the Loehmann’s lease at 101 7th Avenue and a $1.1 million reversal of bad debt expense associated with the settlement of historical real estate taxes with two tenants for the three months ended March 31, 2014.
(5)	Includes the effect of the modification and acceleration of share-based compensation expense associated with the company’s CFO transition, as well as, severance, bonus payments and other costs associated with reorganizational changes.

Funds from Operations and Recurring FFO are non-GAAP financial measures. The company believes that FFO, as defined by NAREIT, is a widely used and appropriate supplemental measure of operating performance for REITs, and that it provides a relevant basis for comparison among REITs. The company believes that Recurring FFO provides additional comparability between historical financial periods. See “Accounting and Other Disclosures” above.

Reconciliation of Net Income Attributable to Equity One to FFO and Recurring FFO per Diluted Share

The following table reflects the reconciliation of FFO per diluted share and Recurring FFO per diluted share to earnings per diluted share attributable to Equity One, Inc. the most directly comparable GAAP measure, for the periods presented.

	Three Months Ended March 31,
	2015	2014
Earnings per diluted share attributable to Equity One, Inc.	$0.06	$0.22
Adjustments:
Rental property depreciation and amortization, net of noncontrolling interest	0.15	0.20
Earnings attributed to noncontrolling interest (1)	0.02	0.02
Net adjustment for rounding and earnings attributable to unvested shares (2)	—	(0.02)
Pro-rata share of real estate depreciation and amortization from unconsolidated joint ventures	0.01	0.01
Gain on disposal of depreciable assets, net of tax	—	(0.02)
Pro-rata share of gain on disposal of depreciable assets from unconsolidated joint ventures, net of noncontrolling interest	—	(0.06)
Impairments of depreciable real estate, net of tax	0.08	—

Funds From Operations per Diluted Common Share (3)	$0.32	$0.35

Funds From Operations per Diluted Share	$0.32	$0.35
Transaction costs associated with acquisition and disposition activity, net of tax	—	0.01
Gain on debt extinguishment, net of tax	—	(0.01)

Recurring Funds From Operations per Diluted Common Share (3)	$0.32	$0.35

Weighted average diluted shares (in thousands) (4)	136,358	129,294

(1)	Represents earnings attributed to convertible units held by LIH, which have been excluded for purposes of calculating earnings per diluted share. The computation of FFO and Recurring FFO include earnings allocated to LIH and the respective weighted average share totals include the LIH shares outstanding as their inclusion is dilutive.
(2)	Represents an adjustment to compensate for earnings allocated to unvested shares and shares issuable to LIH and for the rounding of the individual calculations.
(3)	Includes a $4.2 million net termination benefit related to the Loehmann’s lease at 101 7th Avenue and a $1.1 million reversal of bad debt expense associated with the settlement of historical real estate taxes with two tenants for the three months ended March 31, 2014, together totaling $0.04 per diluted share.
(4)	Weighted average diluted shares used to calculate FFO per share and Recurring FFO per share is higher than the GAAP diluted weighted average shares as a result of the dilutive impact of the 11.4 million joint venture units held by LIH which are convertible into the company’s common stock. These convertible units are not included in the diluted weighted average share count for GAAP purposes because their inclusion is anti-dilutive.

EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Same-Property NOI to Income from Continuing Operations Before Tax and Discontinued Operations

The following table reflects the reconciliation of same-property NOI to income from continuing operations before tax and discontinued operations, the most directly comparable GAAP measure, for the periods presented.

	Three Months Ended March 31,
	2015	2014
	(in thousands)
Same-property NOI	$51,903	$50,401
Redevelopment property NOI	4,000	2,975

Same-property NOI including redevelopments	55,903	53,376

Other non same-property NOI	1,969	4,134
Adjustments (1)	128	1,493

Total NOI	58,000	59,003

Add:
Straight-line rent adjustment	1,131	662
Accretion of below-market lease intangibles, net	2,827	7,981
Management and leasing services income	555	629
Elimination of intercompany expenses	2,787	2,760
Equity in income of unconsolidated joint ventures	882	8,261
Investment income	41	171
Other income	—	2,841
Gain on extinguishment of debt	138	1,074
Less:
Depreciation and amortization expense	21,016	26,267
General and administrative expense	8,740	10,914
Interest expense	14,259	16,900
Amortization of deferred financing fees	550	599
Loss on sale of operating properties	17	258
Impairment loss	11,307	—

Income from continuing operations before tax and discontinued operations	$10,472	$28,444

(1)	Includes adjustments for items that affect the comparability of, and were excluded from, the same-property results. Such adjustments include: common area maintenance costs and real estate taxes related to a prior period, revenue and expenses associated with outparcels sold, settlement of tenant disputes, lease termination revenue and expense, or other similar matters that affect comparability.

Same-property NOI is a non-GAAP financial measure. The company believes that same-property NOI is a widely used and appropriate supplemental measure of operating performance for REITs, and that it provides a relevant basis for comparison among REITs. See “Accounting and Other Disclosures” above.